SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated January 25, 2007

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒      Form 40-F  ☐

Enclosures:

1.               Nokia stock exchange release dated January 25, 2007: Nokia reports fourth quarter 2006 net sales of EUR 11.7 billion, EPS of EUR 0.32 and Nokia reports 2006 net sales of EUR 41.1 billion, EPS of EUR 1.05

PRESS RELEASE January 25, 2007

Nokia reports fourth quarter 2006 net sales of EUR 11.7 billion, EPS of EUR 0.32

Nokia reports 2006 net sales of EUR 41.1 billion, EPS of EUR 1.05

Nokia achieves record quarterly and annual device volumes, net sales and EPS

Net sales grew 13% in Q4 and 20% in 2006

EPS grew 28% in Q4 and 27% in 2006

Nokia Board of Directors will propose a dividend of EUR 0.43 per share for 2006 (EUR 0.37 per share for 2005)

	NOKIA Q4 and 2006
EUR million	Q4/2006	Q4/2005	Change (%)	2006	2005	Change (%)
Net sales	11 701	10 333	13	41 121	34 191	20
Mobile Phones	7 076	6 217	14	24 769	20 811	19
Multimedia	2 136	2 024	6	7 877	5 981	32
Enterprise Solutions	305	153	99	1 031	861	20
Networks	2 184	1 951	12	7 453	6 557	14
Operating profit	1 519	1 368	11	5 488	4 639	18
Mobile Phones	1 257	1 060	19	4 100	3 598	14
Multimedia	326	310	5	1 319	836	58
Enterprise Solutions	-64	-136		-258	-258
Networks	129	268	-52	808	855	-6
Common Group Expenses	-129	-134		-481	-392
Operating margin (%)	13.0	13.2		13.3	13.6
Mobile Phones (%)	17.8	17.1		16.6	17.3
Multimedia (%)	15.3	15.3		16.7	14.0
Enterprise Solutions (%)	-21.0	-88.9		-25.0	-30.0
Networks (%)	5.9	13.7		10.8	13.0
Net profit	1 273	1 073	19	4 306	3 616	19
EPS, EUR
Basic	0.32	0.25	28	1.06	0.83	28
Diluted	0.32	0.25	28	1.05	0.83	27

All reported Q4 and 2006 figures can be found in the tables on pages 8-10 and 18-23.

SPECIAL ITEMS
Fourth quarter 2006 special items

•      EUR 39 million Nokia Siemens Networks related incremental costs expensed during the fourth quarter (impacting Networks operating profit)

•      EUR 84 million tax refund (included in taxes)

Excluding the net impact of these special items, diluted EPS was EUR 0.30

2006 special items

The following items had a net positive impact of EUR 87 million on operating profit:

•      EUR 128 million of charges primarily related to the restructuring of the CDMA business and associated asset write-downs (included in Mobile Phones operating profit)

•      EUR 276 million gain representing Nokia’s share of the proceeds from the Telsim sale (included in Networks operating profit)

•      EUR 14 million initial restructuring charge for the CDMA business in Mobile Phones

•      EUR 8 million restructuring charge in Enterprise Solutions

•      EUR 39 million Nokia Siemens Networks related incremental costs expensed during the fourth quarter (impacting Networks operating profit)

Other special items include:

•      EUR 84 million tax refunds (included in taxes)

•      Excluding the net impact of these special items, diluted EPS was EUR 1.02

Fourth quarter 2005 special items

•      EUR 29 million charge for Enterprise Solutions restructuring (impacting operating profit)

•      EUR 48 million tax refund (included in taxes)

Excluding the net impact of these special items, diluted EPS remained at EUR 0.25

2005 special items

The following items had a net positive impact of EUR 80 million on operating profit:

•      EUR 45 million gain for real estate sales (booked in the group common other income)

•      EUR 61 million gain related to the divestiture of Nokia’s Tetra business (EUR 42 million included in Networks and EUR 19 million included in Multimedia)

•      EUR 18 million gain related to the partial sale of a minority investment (included in Networks)

•      EUR 15 million negative impact for restructuring in Multimedia

•      EUR 29 million charge for Enterprise Solutions restructuring

Other special items included:

•      EUR 57 million gain for the sale of the France Telecom bond (included in financial income)

•      EUR 48 million tax refund (included in taxes)

Excluding the net impact of these special items, diluted EPS was EUR 0.79

FOURTH QUARTER 2006 HIGHLIGHTS

•                  Nokia net sales up 16% sequentially and 13% year on year

•                  Nokia reported diluted EPS was EUR 0.32, and excluding special items was EUR 0.30

•                  Nokia gross margin 32.4%, up from 30.9% in Q3 2006, and gross margins were sequentially up in all business groups

•                  Nokia operating margin 13.3%, up from 12.2% in Q3 2006 (excluding special items)

•                  Nokia operating cash flow EUR 1.7 billion

•                  Nokia device ASP of EUR 89, down from EUR 93 in Q3 2006

•                  Nokia quarterly device volumes 106 million units, up 19% sequentially and 26% year on year

•                  Nokia estimated device market share 36%, unchanged  from Q3 2006 and up from 34% in Q4 2005

•                  Estimated industry Q4 device volumes 290 million units, up 19% sequentially and year on year

•                  Nokia’s Networks business group net sales up 21% sequentially and 12% year on year

OLLI-PEKKA KALLASVUO, NOKIA CEO:

I am very pleased with Nokia’s excellent quarterly and full year growth and performance, and I would like to personally thank the Nokia team for their great effort in making this happen. We achieved record device volumes, net sales and EPS for both the fourth quarter and full year 2006. Also, on a sequential basis profitability improved significantly, with gross margins for the quarter up in all Nokia business groups.

Nokia was able to increase its share of the global device market significantly in 2006 to an estimated 36%, clearly solidifying our number one position in the industry. We achieved this result through the strengths of Nokia’s world class brand, products, cost structure and efficiency, without sacrificing our operating margins or cash flow.

I am also pleased with the net sales growth in Nokia’s Networks business group, both in the fourth quarter and full year 2006, executing well on its strategy to grow its market share. The Nokia Siemens Networks integration work is progressing and the joint compliance review is under way. We expect to begin operations as previously communicated.

During 2006, Nokia continued to have excellent operating cash flow of EUR 4.5 billion, and we distributed EUR 4.9 billion to our shareholders through dividends and buybacks.

INDUSTRY AND NOKIA OUTLOOK FOR THE FIRST QUARTER AND FULL YEAR 2007

•                  Nokia expects industry mobile device volumes in the first quarter 2007 to reflect normal industry seasonality following a strong fourth quarter 2006 selling period.

•                  We expect Nokia’s device market share in the first quarter 2007 to be at approximately the same level sequentially.

•                  We expect net sales in Nokia’s Networks business group to experience a sequential seasonal decline in the first quarter 2007.

•                  Nokia expects industry mobile device volumes in 2007 to grow by up to 10% from the approximately 978 million units Nokia estimates for 2006.

•                  Nokia continues to expect the device industry to experience value growth in 2007, but expects some decline in industry ASPs, primarily reflecting the increasing impact of the emerging markets and competitive factors in general.

•                  Nokia continues to expect slight growth in the mobile and fixed infrastructure and related services market in euro terms in 2007.

•                  Nokia continues to target an increase in its market share in mobile devices in 2007.

FOURTH QUARTER 2006 FINANCIAL HIGHLIGHTS
(Comparisons are given to the fourth quarter 2005 results, unless otherwise indicated.)

Nokia Group
Nokia’s fourth quarter 2006 net sales increased 13% to EUR 11.7 billion, compared to EUR 10.3 billion in the fourth quarter 2005. At constant currency, group net sales would have been up 12% year on year.

Nokia’s fourth quarter 2006 operating profit increased 11% to EUR 1.5 billion (including a negative special item of EUR 39 million), compared to EUR 1.4 billion in the fourth quarter 2005 (including a negative special item of EUR 29 million). Nokia’s fourth quarter 2006 operating margin was 13.0% (13.2%).

Operating cash flow for the fourth quarter 2006 was EUR 1.7 billion, compared to EUR 1.1 billion for the fourth quarter 2005. As of December 31, 2006, our net debt-to-equity ratio (gearing) was -68% (-77% as of December 31, 2005).

Mobile devices
The combined mobile device volume of our Mobile Phones, Multimedia and Enterprise Solutions business groups for the fourth quarter 2006 was a record 106 million units, up 19% sequentially and 26% year on year. Overall industry volumes for the fourth quarter 2006 reached an estimated 290 million units, up 19% sequentially and year on year.

In converged devices, according to Nokia estimates, the total industry volume reached approximately 24.6 million units for the fourth quarter 2006, compared to an estimated 17.8 million units in the fourth quarter 2005. Nokia’s own converged device volumes for the fourth quarter 2006 grew to 11.1 million units, compared to 9.3 million units in the fourth quarter 2005. Almost 6 million Nokia Nseries multimedia computers were shipped in the fourth quarter.

The following chart sets out, by geographic area, Nokia’s mobile device volumes for the periods indicated, and provides year on year and sequential growth rates.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	Q4 2006	Q4 2005	YoY Change (%)	Q3 2006	QoQ Change (%)
Europe	33.3	29.9	11.4	24.8	33.9
Middle East & Africa	15.5	10.3	50.5	13.3	16.5
China	14.6	9.5	53.7	13.8	5.8
Asia-Pacific	23.7	14.8	60.1	20.9	13.4
North America	5.9	9.8	-39.8	5.8	1.7
Latin America	12.5	9.4	33.0	9.9	26.3
Total	105.5	83.7	25.9	88.5	19.1

Nokia’s estimated market share for the fourth quarter 2006 was 36%, flat sequentially and up from 34% in the fourth quarter 2005. On a sequential basis, Nokia gained market share in Europe. This gain was offset by market share declines in Latin America, North America and Asia-Pacific, while our market share in China and Middle East & Africa remained virtually unchanged sequentially. On a year on year basis, Nokia gained market share in every area except North America in the fourth quarter 2006.

The average selling price of Nokia’s mobile devices declined in the fourth quarter 2006 to EUR 89, compared to EUR 93 in the third quarter 2006 and EUR 99 in the fourth quarter 2005. Sequentially, our ASP was impacted by a lower percentage of sales from our higher end products, specifically from our Multimedia business group, that more than offset the relatively stable ASPs in our entry-level product sales. The year on year decline in our ASP was driven primarily by the strong growth of the emerging markets, which have lower ASPs, and the growth of Nokia’s market share in those markets, in addition to which certain higher-end products in our portfolio were not viewed as sufficiently competitive in various markets.

Mobile Phones: Fourth quarter 2006 net sales grew 14% to EUR 7.1 billion, compared to EUR 6.2 billion in the fourth quarter 2005. Net sales growth was driven by strong volume growth, especially in the entry level, and Nokia’s ability to capture incremental volumes with its competitive entry-level product portfolio and strong logistics. Volume growth was partially off-set by declining ASPs. Net sales growth was strongest in Latin America, followed by Asia-Pacific, Middle East & Africa, Europe and China. Net sales declined significantly in North America, driven primarily by the continued lack of broad acceptance of certain products in our portfolio, and lower volumes in our CDMA business.

Mobile Phones fourth quarter 2006 operating profit increased 19% year on year to EUR 1 257 million, compared to EUR 1 060 million in the fourth quarter 2005, with an operating margin of 17.8% (17.1%). The strong operating profit growth was driven by strong net sales and effective operating expense control.

Multimedia: Fourth quarter 2006 net sales grew 6% to EUR 2 136 million, compared to EUR 2 024 million in the fourth quarter 2005. Multimedia continued to benefit from good sales of Nokia Nseries multimedia computers, but net sales were somewhat affected by the delay in ramp up of new products. Net sales growth was strongest in Latin America, followed by China, Asia-Pacific and Middle East & Africa. Net sales decreased in North America and Europe.

Multimedia fourth quarter 2006 operating profit grew 5% to EUR 326 million, compared to EUR 310 million in the fourth quarter 2005, with an operating margin of 15.3% (15.3%). Operating profit in the fourth quarter 2006 reflected the challenges noted above, but also benefited from effective operating expense control.

Enterprise Solutions: Fourth quarter 2006 net sales increased 99% to EUR 305 million, compared to EUR 153 million in the fourth quarter 2005. Net sales in the fourth quarter 2006 were driven primarily by a buoyant enterprise device market and Nokia’s strong volume growth in its enterprise device business, especially from the Nokia Eseries. Net sales were up more than 100% in China, Latin America, North America, Europe and Middle East & Africa, but less than that in Asia-Pacific.

In the fourth quarter 2006, Enterprise Solutions had an operating loss of EUR 64 million, compared to an operating loss of EUR 136 million in the fourth quarter 2005. The fourth quarter 2005 operating loss included a EUR 29 million restructuring charge. The improved operating loss reflected the increased net sales and improved operating expense control.

Networks: Fourth quarter 2006 net sales increased 12% to EUR 2 184 million, compared to EUR 1 951 million in the fourth quarter 2005. Net sales growth was strongest in Middle East & Africa, followed by Asia-Pacific, China, Latin America and Europe. Net sales were down significantly in North America.

Networks fourth quarter 2006 operating profit decreased 52% to EUR 129 million (including the negative impact of EUR 39 million incremental costs related to Nokia Siemens Networks), compared to EUR 268 million in the fourth quarter 2005, with an operating margin of 5.9% (13.7%). Excluding the charge, the operating margin would have been 7.7% in the fourth quarter 2006. The decline in operating profit, excluding the incremental costs related to Nokia Siemens Networks expensed during the fourth quarter, primarily reflected pricing pressure and our efforts to gain market share, a greater proportion of sales from the emerging markets and a higher share of services sales.

FOURTH QUARTER 2006 OPERATING HIGHLIGHTS

Mobile Phones

Highlights include:

•                  The strengthening of Nokia’s mid-range offering with the announcements of the Nokia 6300, a thin phone with appealing design; the Nokia 6290, a 3G model with a number of practical new features and Quick Cover access keys; and the Nokia 6086, a quad-band GSM and UMA-enabled camera phone.

•                  Nokia’s announcement with T-Mobile of the sleek and powerful Nokia 6133 handset with a 1.3 megapixel camera and an integrated music player.

•                  The announcement of the latest addition to Nokia’s family of “Active” phones with the Nokia 5500 Sport Music Edition.

•                  An addition to Nokia’s entry portfolio with the announcement of the Nokia 2626, a colorful mobile phone designed for style-conscious consumers.

•                  The announcement of two CDMA entry models, the Nokia 1325 and Nokia 1265, which feature a number of desirable features such as handsfree speakers and voice recorders.

•                  An announcement from Nokia and Yahoo! on the extension of their partnership to offer Yahoo! branded services including Yahoo! Mail and Messenger on Nokia’s wide range of mobile phones operating on the Series 40 platform.

Multimedia
Highlights include:

•                  The completion of Nokia’s acquisitions of gate5 AG, a leading supplier of mapping, routing and navigation software and services; and Loudeye Corp, a global leader of digital music platforms and digital media distribution services.

•                  First sales of the Nokia Nseries music range: Nokia N70 and Nokia N73 music editions, and Nokia N91 8GB.

•                  Nokia and SIPphone’s announcement of the availability of Gizmo VoIP Services for the Nokia N80 Internet Edition.

•                  Nokia’s announcement of a DVB-H broadcast mobile TV pilot with Indian national television broadcaster Doordarshan.

Enterprise Solutions
Highlights include:

•                  The announcement of the Nokia for Business Channel Program designed to accelerate the widespread adoption of business mobility. Well over 600 companies had registered for the program by end of the fourth quarter.

•                  Strong growth in email licenses of Nokia Intellisync Mobile Suite, growing from 1 million to 1.2 million.

•                  The announcement of multiple new customers for Nokia Intellisync Mobile Suite, including EPUSH Software Solution Gmbh and the Associated Carrier Group (ACG).

•                  Nokia and TietoEnator’s announcement of increased cooperation, with the launch of next-generation mobility services.

•                  The expansion of Nokia’s security offerings with the launch of Nokia Intrusion Prevention with Sourcefire, offering advanced protection for the “dissolving” network perimeter.

Networks

Highlights include:

•                  Nokia’s selection by Sprint Nextel US as a key infrastructure provider for its 4G WiMAX next generation mobility network.

•                  The announcement ofa number of managed services deals including: a USD 400 million network expansion and Managed Services agreement with Bharti Airtel; a USD 230 million Managed Services contract with Vodafone Australia; and Managed Service contracts in Indonesia with Indosat and Hutchison Telecom Indonesia.

•                  The announcements of aGSM/GPRS/EDGE network expansion contract with Russia’s MegaFon worth over EUR 320 million; a USD 110 million GSM/EDGE network expansion contract with DTAC in Thailand; a USD 100 million GSM/EDGE network and services contract with Thailand’s AIS; expansion deals with China Mobile Zhejiang and Guangdong MCC; and network expansion and modernization contracts with Wataniya in Kuwait and AVEA in Turkey.

•                  Nokia won a 3-year frame agreement for 3G core and radio network to Ukraine’s Ukrtelecom, with Nokia the sole equipment supplier to the operator.

•                  Nokia’s selection to deploy WCDMA 3G for T-Mobile USA, for its modular Flexi WCDMA Base Station. Another Flexi deal was won with Wind in Italy.

•                  The expansion of Nokia’s Flexi range with the announcement of the Nokia Flexi WiMAX and Flexi EDGE Base Stations.

•                  Nokia supported Australia’s Optus, Poland’s Polkomtel, Orange France, and Vodafone Australia and New Zealand with the launch of HSDPA trials or services in the quarter; and along with Singapore’s M1 completed Southeast Asia’s first HSUPA data call with a Nokia Flexi WCDMA Base Station.

NOKIA IN FOURTH QUARTER 2006

(International Financial Reporting Standards (IFRS) comparisons given to the fourth quarter 2005 results, unless otherwise indicated.)

Nokia’s net sales increased 13% to EUR 11 701 million (EUR 10 333 million). Sales of Mobile Phones increased by 14% to EUR 7 076 million (EUR 6 217 million). Sales of Multimedia increased by 6% to EUR 2 136 million (EUR 2 024 million). Sales of Enterprise Solutions increased by 99% to EUR 305 million (EUR 153 million).

Sales of Networks increased by 12% to EUR 2 184 million (EUR 1 951 million).

Operating profit increased by 11% to EUR 1 519 million (EUR 1 368 million), representing an operating margin of 13.0% (13.2%). Operating profit in Mobile Phones increased 19% to EUR 1 257 million (EUR 1 060 million), representing an operating margin of 17.8% (17.1%). Operating profit in Multimedia increased by 5% to EUR 326 million (EUR 310 million), representing an operating margin of 15.3% (15.3%). Enterprise Solutions reported an operating loss of EUR 64 million (operating loss of EUR 136 million). Operating profit in Networks decreased to EUR 129 million (EUR 268 million), representing an operating margin of 5.9% (13.7%). Common Group expenses totaled EUR 129 million (EUR 134 million).

Financial income was EUR 44 million (EUR 78 million). Profit before tax and minority interests was EUR 1 568 million (EUR 1 453 million). Net profit totaled EUR 1 273 million (EUR 1 073 million). Earnings per share increased to EUR 0.32 (basic) and to EUR 0.32 (diluted), compared to EUR 0.25 (basic) and EUR 0.25 (diluted) in the fourth quarter 2005.

PERSONNEL

The average number of employees from January to December 2006 was 65 324. At December 31, 2006, Nokia employed a total of 68 483 people (58 874 people at December 31, 2005).

SHARES AND SHARE CAPITAL

Nokia repurchased through its share repurchase plan a total of 45 350 000 shares on the Helsinki Stock

Exchange at an aggregate price of EUR 699 988 150, and an average price of EUR 15.44 per share, during the period from October 20, 2006 to December 19, 2006. The price paid was based on the market price at the time of repurchase. The shares were repurchased to be used for the purposes specified in the authorization held by the Board. The aggregate par value of the shares purchased was EUR 2 721 000, representing approximately 1.1% of the share capital of the company and of the total voting rights. These new holdings did not have any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

As announced on October 20, 2006, Nokia transferred a total of 222 042 Nokia shares held by it as settlement under the Nokia Restricted Share Plan 2003 to the Plan participants, personnel of Nokia Group. The aggregate par value of the shares transferred was EUR 13 322.52, representing approximately 0.005% of the share capital of the company and the total voting rights. The transfer did not have a significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

On December 31, 2006, Nokia and its subsidiary companies owned 129 312 226 Nokia shares. The shares had an aggregate par value of EUR 7 758 733.56, representing approximately 3.2% of the share capital of the company and the total voting rights. The total number of shares at December 31, 2006 was 4 095 042 619. On December 31, 2006, Nokia’s share capital was EUR 245 702 557.14.

Q4 2006 BY BUSINESS GROUP, EUR million

(unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Eliminations	Group

Net sales	7 076	2 136	305	2 184		—	11 701
Gross profit	2 103	820	134	726	10		3 793
Gross margin, %	29.7	38.4	43.9	33.2			32.4

Research and development expenses	-312	-246	-82	-341	-84		-1 065
% of net sales	4.4	11.5	26.9	15.6			9.1

Selling and marketing expenses	-502	-225	-101	-164	-15		-1 007
% of net sales	7.1	10.5	33.1	7.5			8.6

Administrative and general expenses	-21	-13	-15	-79	-54		-182
% of net sales	0.3	0.6	4.9	3.6			1.6

Other operating income and expenses	-11	-10	—	-13	14		-20

Operating profit	1 257	326	-64	129	-129		1 519
Operating margin, %	17.8	15.3	-21.0	5.9			13.0

Q4 2005 BY BUSINESS GROUP, EUR million

(unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Eliminations	Group

Net sales	6 217	2 024	153	1 951	—	-12	10 333
Gross profit	1 868	802	68	784	1	—	3 523
Gross margin, %	30.0	39.6	44.4	40.2			34.1

Research and development expenses	-332	-242	-90	-325	-61	—	-1 050
% of net sales	5.3	12.0	58.8	16.7			10.2

Selling and marketing expenses	-451	-231	-62	-137	-5	—	-886
% of net sales	7.3	11.4	40.5	7.0			8.6

Administrative and general expenses	-19	-11	-20	-54	-69	—	-173
% of net sales	0.3	0.5	13.1	2.8			1.7

Other operating income and expenses	-6	-8	-32	—	—		-46

Operating profit	1 060	310	-136	268	-134	—	1 368
Operating margin, %	17.1	15.3	-88.9	13.7			13.2

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(audited)

	10-12/2006	Y-o-Y change, %	10-12/2005	1-12/2006	Y-o-Y change, %	1-12/2005

Europe	4 787	8	4 447	15 587	9	14 297
Middle-East & Africa	1 334	20	1 108	5 277	16	4 554
China	1 414	25	1 127	5 361	39	3 846
Asia-Pacific	2 279	28	1 775	8 361	39	6 007
North America	683	-34	1 030	2 970	5	2 841
Latin America	1 204	42	846	3 565	35	2 646

Total	11 701	13	10 333	41 121	20	34 191

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	31.12.2006	Y-o-Y change, %	31.12.2005

Europe	39 306	6	37 053
Middle-East & Africa	1 021	188	355
China	7 452	22	6 119
Asia-Pacific	9 868	118	4 518
North America	5 574	-12	6 369
Latin America	5 262	18	4 460

Total	68 483	16	58 874

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IFRS, EUR million

(10-12/2006 and 10-12/2005 unaudited, full year 2006 and 2005 audited)

	10-12/2006	10-12/2005	1-12/2006	1-12/2005

Net sales	11 701	10 333	41 121	34 191
Cost of sales	-7 908	-6 810	-27 742	-22 209

Gross profit	3 793	3 523	13 379	11 982
Research and development expenses	-1 065	-1 050	-3 897	-3 825
Selling and marketing expenses	-1 007	-887	-3 314	-2 961
Administrative and general expenses	-182	-171	-666	-609
Other income	76	18	522	285
Other expenses	-96	-65	-536	-233

Operating profit	1 519	1 368	5 488	4 639
Share of results of associated companies	5	7	28	10
Financial income and expenses	44	78	207	322

Profit before tax	1 568	1 453	5 723	4 971
Tax	-286	-348	-1 357	-1 281

Profit before minority interests	1 282	1 105	4 366	3 690
Minority interests	-9	-32	-60	-74

Profit attributable to equity holders of the parent	1 273	1 073	4 306	3 616

Earnings per share, EUR (for profit attributable to the equity holders of the parent)
Basic	0.32	0.25	1.06	0.83
Diluted	0.32	0.25	1.05	0.83

Average number of shares (1 000 shares)
Basic	3 990 208	4 243 373	4 062 833	4 365 547
Diluted	4 016 956	4 250 639	4 086 529	4 371 239

Depreciation and amortization, total	179	189	712	712

Share-based compensation expense, total	92	57	192	104

NOKIA IN JANUARY – DECEMBER 2006

(Comparisons are given to the 2005 results, unless otherwise indicated.)

Nokia Group

For 2006, Nokia’s net sales increased 20% to EUR 41.1 billion, compared to EUR 34.2 billion in 2005. At constant currency, group net sales would have grown 17% in 2006.

In 2006, Europe accounted for 38 % of Nokia’s net sales (42% in 2005), Asia-Pacific 20% (18%), China 13% (11%), North America 7% (8%), Latin America 9% (8%), and Middle East & Africa 13% (13%). The 10 markets in which Nokia generated the greatest net sales in 2006 were, in descending order of magnitude, China, the US, India, the UK, Germany, Russia, Italy, Spain, Indonesia and Brazil, together representing 51% of total net sales in 2006. In comparison, the 10 markets in which Nokia generated the greatest net sales in 2005 were China, the US, the UK, India, Germany, Russia, Italy, Spain, Saudi Arabia and France, together representing 52% of total net sales in 2005.

Nokia’s gross margin in 2006 was 32.5%, compared to 35.0% in 2005. This lower gross margin primarily reflected the inability of certain higher end products in our portfolio to compete effectively in various markets, coupled with a general shift to lower priced products driven primarily by the growth of the emerging markets and Nokia’s strong position in those markets. Gross margin was also negatively impacted by a decline in Networks’ gross margin, which was primarily affected by pricing pressure and our efforts to gain market share, a greater proportion of sales from the emerging markets and a higher share of services sales.

In 2006, our sales and marketing expenses were EUR 3.3 billion, up 12% from EUR 3.0 billion in 2005, reflecting increased sales and marketing spend in all business groups to support new product introductions. Sales and marketing expenses represented 8.1% of net sales in 2006, down from 8.7% in 2005.

Research and development expenses were EUR 3.9 billion in 2006, up 1.9% from EUR 3.8 billion in 2005. Research and development costs represented 9.5% of net sales in 2006, down from 11.2% in 2005. The decrease in research and development as a percentage of net sales reflected our continued effort to improve the efficiency of our investments. As of December 31, 2006, we employed 21 453 people in research and development, representing approximately 31% of Nokia’s total workforce, and had a strong research and development presence in 11 countries.

Administrative and general expenses were EUR 0.7 billion in 2006, compared to EUR 0.6 billion in 2005. Administrative and general expenses were equal to 1.6% of net sales in 2006 (1.8%).

Nokia’s operating profit for 2006 increased 18% to EUR 5.5 billion (including net positive special items of EUR 87 million), compared to EUR 4.6 billion in 2005 (including net positive special items of EUR 80 million). An increase in Mobile Phones’ and Multimedia’s operating profit in 2006 more than offset an unchanged operating loss in Enterprise Solutions and an operating profit decline in Networks. Nokia’s operating margin was 13.3% in 2006, compared to 13.6% in 2005.

Mobile devices

In our Mobile Phones, Multimedia and Enterprise Solutions business groups, combined mobile device volumes were up 31% in 2006, compared to 2005, reaching 347 million units – a new annual volume record for Nokia. Market volume for the same period was estimated at 978 million units, an increase of 23%. Based on our preliminary market estimate, Nokia’s market share grew to 36% in 2006, compared to 33% in 2005.

In converged devices, according to Nokia estimates, the total industry volume reached approximately 80 million units in 2006, compared to an estimated 46.3 million units in 2005. Nokia’s own converged device volumes in 2006 grew to 39.0 million units, compared to 28.5 million units in 2005. In 2006, Nokia was the world’s largest camera manufacturer with approximately 140 million cameras sold as well as close to 70 million music enabled devices, making Nokia the world’s largest manufacturer of music devices as well.

In 2006, we estimate Nokia was the market leader in Europe, Asia-Pacific and Latin America. Nokia was also the market leader in some of the fastest growing markets of the world including, China, Middle East & Africa, South East Asia Pacific, India, as well as in WCDMA technology.

During 2006, Nokia gained device market share in China, Asia-Pacific and Latin America.  In China, Nokia had another year of excellent market share gains driven by its extensive distribution system, broad product portfolio, brand and a continued push into the rural markets. Nokia’s healthy market share gains in Asia-Pacific were driven by gains in South East Asia Pacific, and we also benefited from our strong position in the fastest growing markets like India. In Asia-Pacific, Nokia continued to benefit from its brand, broad product portfolio and extensive distribution system. In Latin America, Nokia’s 2006 market share gains were driven by gains in markets like Brazil, Mexico and Argentina. Nokia’s strength in Latin America was especially driven by its strong entry-level product portfolio and improving mid-range offering.

In Europe, we estimate our market share was down slightly in 2006. Nokia 2006 share gains in markets like Italy, Russia, Spain and in WCDMA technology were offset by share declines in other European markets, including the United Kingdom, as a result of the intense competitive environment.

In Middle East & Africa, our volume growth was below regional industry volume growth resulting in a loss of market share, while the overall high growth of the area and Nokia’s strong market position positively contributed to our global volume growth. Nokia continues to benefit in Middle East & Africa from its brand, broad product portfolio and extensive distribution system.

In North America, conditions remain difficult. In 2006, the continued lack of broad acceptance of certain products in our portfolio, and lower volumes in our CDMA business in the fourth quarter, resulted in our volumes and market share declining compared to 2005.

Nokia’s device ASP in 2006 was EUR 96, declining 7% from EUR 103 in 2005. Industry ASPs declined in 2006, driven primarily by the strong device volume growth in the emerging markets, which have lower ASPs. For Nokia, the ASP decline was caused primarily by our strong and growing market share in these emerging markets, in addition to which certain higher-end products in our portfolio were not viewed as sufficiently competitive in various markets.

Mobile Phones

In the Mobile Phones business group, 2006 net sales increased 19% to EUR 24.8 billion, compared to EUR 20.8 billion in 2005. At constant currency, Mobile Phones net sales would have increased 15% in 2006. Net sales growth was driven by strong volume growth, especially in the entry level, and Nokia’s ability to capture incremental volumes with its competitive entry-level product portfolio and strong logistics. Volume growth was partially off-set by declining ASPs. Net sales increased in all areas and were strongest in Latin America, followed by Asia-Pacific, China, Europe, Middle East & Africa and North America.

Mobile Phones operating profit in 2006 increased 14% to EUR 4.1 billion (including negative special items of EUR 142 million), compared to EUR 3.6 billion in 2005. The business group’s operating margin was 16.6% (17.3%). The increase in operating profit was driven by strong net sales and effective operating expense control. Operating profit was negatively impacted by a lack of broad acceptance of certain higher end products in our portfolio.

Multimedia

In the Multimedia business group, 2006 net sales increased 32% to EUR 7.9 billion, compared to EUR 6.0 billion in 2005. At constant currency, Multimedia net sales would have increased 27% in 2006. Net sales were driven by a robust overall device market supporting sales of more than 16 million Nokia Nseries multimedia computers during the year, led by the Nokia N70 and Nokia N73. Net sales growth was strongest in China followed by Asia-Pacific, Latin America, Middle East & Africa and Europe. Multimedia net sales declined in North America and continued at a low level in 2006.

Multimedia’s operating profit in 2006 increased 58% to EUR 1.3 billion, compared to EUR 836 million in 2005 (including net positive special items of EUR 4 million). The business group’s operating margin was 16.7% (14.0%). The increase in operating profit reflected the increase in sales of our Multimedia products and effective operating expense control.

Enterprise Solutions

In the Enterprise Solutions business group, 2006 net sales increased 20% to EUR 1.0 billion, compared to EUR 861 million in 2005. At constant currency, Enterprise Solutions net sales would have increased 17% in 2006. Net sales growth was highest in China, North America, Europe, Latin America and Asia-Pacific. Net sales declined in Middle East & Africa. The Nokia Eseries sold almost 2 million units since its introduction in the second quarter 2006.

Enterprise Solutions operating loss of EUR 258 million (including a EUR 8 million restructuring charge) was flat in 2006, compared to 2005. 2005 operating profit included a EUR 29 million restructuring charge. In 2006, higher net sales and effective operating expense control were off-set by the negative impact of a mix shift to lower-end products.

Networks

In the Networks business group, 2006 net sales increased 14% to EUR 7.5 billion, compared to EUR 6.6 billion in 2005. At constant currency, Networks net sales would have increased 12% in 2006. Strong net sales growth in Middle East & Africa, Asia-Pacific, China and Latin America was partially offset by a net sales decline in North America and Europe.  Net sales growth for Networks was especially strong in the emerging markets, like India, where the market continued its robust growth and where Nokia estimates it gained market share.

Networks operating profit for 2006 was EUR 808 million (including net positive special items of EUR 237 million), compared to EUR 855 million in 2005 (including net positive special items of EUR 60 million). The business group’s operating margin for 2006 was 10.8% (13.0%). The lower operating profit, excluding the special items, primarily reflected pricing pressure and our efforts to gain market share, a greater proportion of sales from the emerging markets and a higher share of services sales.

OPERATING HIGHLIGHTS IN 2006

Mobile Phones

During 2006, Mobile Phones introduced 39 new mobile device models, including 11 CDMA models. Of the total devices introduced, 23 were in the mid range or high end, while 7 were at the entry level. Highlights from 2006 include:

•      Announcement of Nokia’s first Universal Mobile Access, or UMA, products, the Nokia 6136 and Nokia 6086. The Nokia 6136 started shipping during the year.

•      The strengthening of Mobile Phones mid-range offering with the announcement and first shipments of several GSM quadband (850/900/1800/1900) models, such as the Nokia 6125, Nokia 6131 and Nokia 6133.

•      The strengthening of Mobile Phones WCDMA offering with the announcement and first shipments of the Nokia 6151 and Nokia 6288; the first shipments of the Nokia 6233 and Nokia 6234; and the announcement of the Nokia 6290.

•      Announcement of Nokia’s thinnest mobile device to date, the Nokia 6300.

•      The refreshment of the look and feel of the popular Nokia 8800 with the announcement and first shipments of the Nokia 8800 Sirocco Edition, featuring a sliding stainless steel case.

•      Announcement and first shipments of the “L’Amour II” collection of fashion-inspired mobile phones, in three different form factors and two color schemes, including Nokia’s first fashion 3G phone.

•      The expansion of  Nokia’s range of music-optimized devices with the announcement and first shipments of the Nokia 5300 XpressMusic, Nokia 5200 and Nokia 3250 XpressMusic.

•      A new edition to Nokia’s ‘active’ product offering with the announcement and first shipments of the Nokia 5500 Sport, a smartphone with a sleek, sporty design and athletic lifestyle appeal.

•      The refreshment of the popular Nokia 1100 series with the announcement and first shipments of the Nokia 1110i and Nokia 1112 black and white display models.

•      Announcement and first shipments of the Nokia 2310, Nokia 2610 and Nokia 2626 color display models, widening Nokia’s color screen product offering for entry users.

Multimedia

In 2006, Multimedia continued to build the Nokia Nseries sub-brand and multimedia computer category by bringing new products and applications to the market. Multimedia also continued sales of pre-Nokia Nseries multipurpose mobile devices, such as the Nokia 7610 and Nokia 6600. Highlights from 2006 include:

•      In the third quarter, we announced the acquisitions of Loudeye, a global leader in digital music platforms, and gate5, a leading supplier of mapping and navigation software. The acquisitions, both of which were completed during the fourth quarter 2006, are intended to accelerate the development of Nokia’s music and location-based experiences for consumers.

•      Strong consumer demand for Nokia Nseries multimedia computers, including the Nokia N70, Nokia N72 and Nokia N73.

•      Shipments from the third quarter of the Nokia N93, the first Nokia device featuring optical zoom and DVD-like quality video recording.

•      The announcement of the Nokia N95, featuring support for high-speed mobile connectivity over HSDPA and WLAN, as well and a Global Positioning System with the Maps application.

•      Shipments from the second quarter of the Nokia N91, featuring a 4GB hard disk and WLAN connectivity.

•      Shipments from the fourth quarter of the Nokia N92, featuring an integrated DVB-H receiver that enables broadcast TV services on a mobile device.

•      In the third quarter, we launched the Nokia podcasting application, which enables people to discover and download Internet-based podcasts directly to their Nokia Nseries multimedia computer. We also launched Music Recommenders, an online music community, in the fourth quarter 2006.

Enterprise Solutions

Highlights from 2006 include:

•      Nokia Eseries first shipments – Nokia E60, Nokia E61, Nokia E70, Nokia E50 and Nokia E62 – a range of devices designed for business users and the IT organizations that support them. The devices differ in terms of physical design and features, and use a single software platform that can be integrated with different applications and corporate solutions.

•      In February, Nokia acquired Intellisync Corporation, which has become an integral part of the Mobility Solutions unit within Enterprise Solutions. During the year we further developed the Intellisync device management software offering, which enables operators to provide mobile device management services to enterprise customers, and allows companies to self-manage their mobile devices.

•      Announcement of collaboration on business telephony with Alcatel. The Intellisync Call Connect solution from Nokia integrates the Nokia Eseries devices with the Alcatel OmniPCX telephone switch.

•      Announcement of plans to offer Sourcefire’s Intrusion Prevention System in Nokia’s portfolio of high-performance IP Security Platforms.

•      The launch of a global Nokia for Business channel program to enable sales of Nokia products and solutions through complementary Value Added Reseller, or VAR, systems integrator, and distributor channels.

•      First shipments of new security appliances for the firewall market, the Nokia IP390 and Nokia IP560.

Networks

At the end of 2006, Networks had more than 150 customers in more than 60 countries, with our systems serving in excess of 400 million subscribers. Highlights from 2006 include:

•      A EUR 580 million GSM/GPRS network expansion frame agreement with China Mobile.

•      A contract to deploy 3G/WCDMA for T-Mobile in the United States.

•      Major managed services contracts:

- A USD 400 million network expansion and managed services contract with Bharti Airtel in India.

- A USD 230 million managed services deal with Vodafone Australia.

- A 5-year managed services deal with Hutchison Essar Limited in India.

•      The first public references for Nokia’s innovative Flexi WCDMA Base Station were announced with TIM Hellas Greece, Telkomsel Indonesia, Vivatel Bulgaria, Taiwan Mobile, Ukrtelecom in Ukraine, Wind Italy, Indosat Indonesia and T-Mobile USA.

•      The unveiling of the Nokia Flexi WiMAX Base Station and the Flexi EDGE Base Station.

•      Expansion of Nokia’s global footprint for HSDPA, with a cumulative total of more than 40 customers by the end of 2006.

•      Vodafone Group’ selection of Nokia as a preferred supplier of IP Multimedia Subsystem, or IMS, to Vodafone affiliates worldwide.

•      A USD 150 million contract with Canada’s TELUS to deploy a next-generation IP broadband access network.

•      Nokia reached the 100th mobile softswitch customer milestone following a deal with SFR France.

RESEARCH AND DEVELOPMENT, AND TECHNOLOGY

Highlights from 2006 include:

•      Nokia announced a new low-power radio technology called Wibree.

•      Nokia Research Center, celebrating its 20th anniversary, opened two new research centers with strategic university collaborations in the US. Nokia Research Center in Cambridge, Massachusetts, is a joint research facility with the Massachusetts Institute of Technology (MIT). The Nokia Research Center site in Palo Alto, California, works in close collaboration with Stanford University.

•      S60 on Symbian OS, the market-leading smartphone software, was chosen as a preferred software platform by operators Vodafone and Orange.

NOKIA IN 2006

(International Financial Reporting Standards (IFRS) comparisons given to Nokia 2005 results, unless otherwise indicated.)

Nokia’s net sales increased 20% to EUR 41 121 million (EUR 34 191 million). Sales of Mobile Phones increased 19% to EUR 24 769 million (EUR 20 811 million). Sales of Multimedia increased 32% to EUR 7 877 million (EUR 5 981 million). Sales of Enterprise Solutions increased 20% to EUR 1 031 million (EUR 861 million). Sales of Networks increased 14% to EUR 7 453 million (EUR 6 557 million).

Nokia’s operating profit for 2006 increased 18% to EUR 5 488 million, including net positive special items of EUR 87 million (operating profit of EUR 4 639 million in 2005, including net positive special items of EUR 80 million), representing a 2006 operating margin of 13.3% (13.6%). Operating profit in Mobile Phones increased 14% to EUR 4 100 million (operating profit of EUR 3 598 million in 2005), representing a 2006 operating margin of 16.6% (17.3%). Operating profit in Multimedia increased to EUR 1 319 million (operating profit of EUR 836 million in 2005), representing a 2006 operating margin of 16.7% (14.0%). Enterprise Solutions operating loss was EUR 258 million (operating loss of EUR 258 million in 2005). Operating profit in Networks decreased to EUR 808 million, including net positive special items of EUR 237 million (operating profit of EUR 855 million in 2005, including net positive special items of EUR 60 million) representing a 2006 operating margin of 10.8% (13.0%).

Common Group expenses totaled EUR 481 million in 2006. Common Group expenses in 2005 totaled 392 million, including EUR 45 million gain for real estate sales.

In January - December, net financial income was EUR 207 million (EUR 322 million, including EUR 57 million gain for the sale of the France Telecom bond in 2005).

Profit before tax and minority interests was EUR 5 723 million (EUR 4 971 million). Net profit totaled EUR 4 306 million (EUR 3 616 million). Earnings per share increased to EUR 1.06 (basic) and EUR 1.05 (diluted), compared to EUR 0.83 (basic) and EUR 0.83 (diluted) in 2005.

Operating cash flow for the year ended December 31, 2006 was EUR 4.5 billion (EUR 4.1 billion in 2005) and total combined cash and other liquid assets were EUR 8.5 billion (EUR 9.9 billion in 2005). As of December 31, 2006, our net debt-to-equity ratio (gearing) was -68% (-77% as of December 31, 2005).  In January - December, capital expenditure amounted to EUR 650 million (EUR 607 million).

ACQUISITIONS AND DIVESTMENTS

In February 2006, Nokia acquired 100% of the outstanding common shares of Intellisync Corporation for cash consideration of approximately EUR 368 million. Intellisync delivers wireless email and other applications over an array of devices and application platforms across carrier networks. Intellisync has been integrated into the Enterprise Solutions business group, and its results of operations are included in our consolidated financial statements as from the acquisition date.

In early 2006, Nokia and SANYO conducted negotiations to form a new jointly-owned CDMA mobile device company, but in June 2006 the parties announced that they had concluded it was more beneficial to pursue other options individually for their CDMA handset businesses. Working together with co-development partners, Nokia intends to selectively participate in key CDMA markets, with a special focus on North America, China and India. Accordingly, Nokia is ramping down its CDMA research, development and production, which will cease by April 2007.

In June 2006, Nokia announced the completion of its acquisition of LCC International Inc.’s U.S. deployment business. The addition of deployment operations to Nokia’s delivery services in North America is designed to enhance a growing portfolio of network and professional services for communications providers.

In June 2006, Nokia and Siemens announced that they intend to merge the Networks Business Group of Nokia and the carrier-related operations of Siemens into a new company to be called Nokia Siemens Networks. Based on the 2005 calendar year, the combined company had EUR 15.8 billion in pro forma annual revenues. In December 2006, Nokia and Siemens announced that the planned merger to create Nokia Siemens Networks is expected to close in the first quarter 2007 subject to an agreement between Nokia and Siemens on the results and consequences of a Siemens compliance review. Closing will also be subject to customary regulatory approvals, the completion of standard closing conditions, and the agreement of a number of detailed implementation steps.

In October 2006, Nokia announced the completion of its acquisition of gate5 AG, a leading supplier of mapping, routing and navigation software and services. By acquiring gate5, Nokia seeks to offer consumers world-leading mobile location applications, such as maps, routing and navigation at an accelerated speed.

In October 2006, Nokia announced the completion of its acquisition of Loudeye Corp., a global leader in digital music platforms and digital media distribution services. By acquiring Loudeye, Nokia seeks to offer consumers a comprehensive mobile music experience, including devices, applications and the ability to purchase digital music.

PERSONNEL

The average number of personnel for 2006 was 65 324 (56 896 for 2005). At the end of 2006, Nokia employed 68 483 people worldwide (58 874 at year end 2005). In 2006, Nokia’s personnel increased by a total of 9 609 employees (increase of 3 369 in 2005).

SHARES AND SHARE CAPITAL

In 2006, Nokia’s share capital increased by EUR 182 764.74 as a result of the issue of 3 046 079 new shares upon exercise of stock options issued to personnel in 2003 and 2005. As a result of the new share issues, Nokia received a total of EUR 43 344 431.88 in additional shareholders’ equity in 2006. Effective April 6, 2006, a total of 341 890 000 shares held by the company were cancelled pursuant to the shareholders’ resolution taken at the Annual General Meeting on March 30, 2006. As a result of the cancellation, the share capital was reduced by the aggregate par value of the shares cancelled, EUR 20 513 400, which corresponded to less than 8.4% of the share capital of the company and the total voting rights at that time. The cancellation did not reduce the shareholders’ equity. Neither the aforementioned issuances nor the cancellation of shares had any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

Nokia repurchased through its share repurchase plan a total of 211 840 000 shares on the Helsinki Stock Exchange at an aggregate price of approximately EUR 3 403 million during the period from February 15, 2006 to December 19, 2006. The price paid was based on the market price at the time of repurchase. The shares were repurchased to be used for the purposes specified in the authorizations given by the Annual General Meetings of 2005 and 2006 to the Board. The aggregate par value of the shares purchased was EUR 12 710 400, representing approximately 5.2% of the share capital of the company and the total voting rights. These new holdings did not have any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

As announced on April 21, 2006, Nokia transferred a total of 2 014 437 Nokia shares held by it as settlement under the Performance Share Plan 2004 to the Plan participants, personnel of Nokia Group. The aggregate par value of the shares transferred was EUR 120 866.22, representing approximately 0.05% of the share capital of the company and the total voting rights. Nokia also transferred a total of 222 042 Nokia shares held by it as settlement under the Nokia Restricted Share Plan 2003 to the Plan participants, personnel of Nokia Group, as announced on October 20, 2006. The aggregate par value of the shares transferred was EUR 13 322.52, representing approximately 0.005% of the share capital of the company and the total voting rights. These transfers did not have a significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

On December 31, 2006, Nokia and its subsidiary companies owned 129 312 226 Nokia shares. The shares had an aggregate par value of EUR 7 758 733.56, representing approximately 3.2% of the share capital of the company and the total voting rights. The total number of shares at December 31, 2006 was 4 095 042 619. On December 31, 2006, Nokia’s share capital was EUR 245 702 557.14.

DIVIDEND

Nokia’s Board of Directors will propose a dividend of EUR 0.43 per share for 2006.

1-12/2006 BY BUSINESS GROUP, EUR million

(audited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Eliminations	Group

Net sales	24 769	7 877	1 031	7 453		-9	41 121
Gross profit	7 280	3 077	449	2 543	30	—	13 379
Gross margin,%	29.4	39.1	43.5	34.1			32.5

Research and development expenses	-1 227	-902	-319	-1 180	-269	—	-3 897
% of net sales	5.0	11.5	30.9	15.8			9.5

Selling and marketing expenses	-1 649	-780	-306	-544	-35	—	-3 314
% of net sales	6.7	9.9	29.7	7.3			8.1

Administrative and general expenses	-79	-45	-75	-245	-222	—	-666
% of net sales	0.3	0.6	7.3	3.3			1.6

Other operating income and expenses	-225	-31	-7	234	15	—	-14

Operating profit	4 100	1 319	-258	808	-481	—	5 488
Operating margin,%	16.6	16.7	-25.0	10.8			13.3

1-12/2005 BY BUSINESS GROUP, EUR million

(audited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Eliminations	Group

Net sales	20 811	5 981	861	6 557	—	-19	34 191
Gross profit	6 480	2 489	402	2 590	21	—	11 982
Gross margin,%	31.1	41.6	46.7	39.5			35.0

Research and development expenses	-1 245	-860	-329	-1 170	-221	—	-3 825
% of net sales	6.0	14.4	38.2	17.8		11.2

Selling and marketing expenses	-1 541	-705	-221	-475	-19	—	-2 961
% of net sales	7.4	11.8	25.7	7.2		8.7

Administrative and general expenses	-68	-38	-74	-211	-218	—	-609
% of net sales	0.3	0.6	8.6	3.2		1.8

Other operating income and expenses	-28	-50	-36	121	45		52

Operating profit	3 598	836	-258	855	-392	—	4 639
Operating margin,%	17.3	14.0	-30.0	13.0			13.6

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IFRS, EUR million

(audited)

	1-12/2006	1-12/2005

Net sales	41 121	34 191
Cost of sales	-27 742	-22 209

Gross profit	13 379	11 982
Research and development expenses	-3 897	-3 825
Selling and marketing expenses	-3 314	-2 961
Administrative and general expenses	-666	-609
Other income	522	285
Other expenses	-536	-233

Operating profit	5 488	4 639
Share of results of associated companies	28	10
Financial income and expenses	207	322

Profit before tax	5 723	4 971
Tax	-1 357	-1 281

Profit before minority interests	4 366	3 690
Minority interests	-60	-74

Profit attributable to equity holders of the parent	4 306	3 616

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	1.06	0.83
Diluted	1.05	0.83

Average number of shares (1 000 shares)
Basic	4 062 833	4 365 547
Diluted	4 086 529	4 371 239

Depreciation and amortization, total	712	712

Share-based compensation expense, total	192	104

CONSOLIDATED BALANCE SHEET, IFRS, EUR million (audited)

	31.12.2006	31.12.2005
ASSETS
Non-current assets
Capitalized development costs	251	260
Goodwill	532	90
Other intangible assets	298	211
Property, plant and equipment	1 602	1 585
Investments in associated companies	224	193
Available-for-sale investments	288	246
Deferred tax assets 1)	809	846
Long-term loans receivable	19	63
Other non-current assets	8	7
	4 031	3 501
Current assets
Inventories	1 554	1 668
Accounts receivable	5 888	5 346
Prepaid expenses and accrued income	2 496	1 938
Other financial assets	111	89
Available-for-sale investments, liquid assets	5 012	6 852
Available-for-sale investments, cash equivalents	2 046	1 493
Bank and cash	1 479	1 565
	18 586	18 951
Total assets	22 617	22 452

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	266
Share issue premium	2 707	2 458
Treasury shares	-2 060	-3 616
Translation differences	-34	69
Fair value and other reserves	-14	-176
Retained earnings (1)	11 123	13 308
	11 968	12 309
Minority interests	92	205
Total equity	12 060	12 514

Non-current liabilities
Long-term interest-bearing liabilities	69	21
Deferred tax liabilities	205	151
Other long-term liabilities	122	96
	396	268
Current liabilities
Short-term borrowing	247	377
Accounts payable	3 732	3 494
Accrued expenses	3 796	3 320
Provisions	2 386	2 479
	10 161	9 670
Total shareholders’ equity and liabilities	22 617	22 452
Interest-bearing liabilities	316	398
Shareholders’ equity per share, EUR	3.02	2.95
Number of shares (1 000 shares) (2)	3 965 730	4 172 376

(1) See note in Consolidated Statement of Changes in Shareholders’ Equity

(2) Shares owned by Group companies are excluded.

CONSOLIDATED CASH FLOW STATEMENT, IFRS, EUR million

(audited)

	1-12/2006	1-12/2005
Cash flow from operating activities
Profit attributable to equity holders of the parent	4 306	3 616
Adjustments, total	1 857	1 774
Profit attributable to equity holders of the parent before change in net working capital	6 163	5 390
Change in net working capital	-793	-366
Cash generated from operations	5 370	5 024
Interest received	235	353
Interest paid	-18	-26
Other financial income and expenses, net received	54	47
Income taxes paid	-1 163	-1 254
Net cash from operating activities	4 478	4 144

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-517	-92
Purchase of current available-for-sale investments, liquid assets	-3 219	-7 277
Purchase of non-current available-for-sale investments	-88	-89
Purchase of shares in associated companies	-15	-16
Additions to capitalized development costs	-127	-153
Long-term loans made to customers	-11	-56
Proceeds from repayment and sale of long-term loans receivable	56	—
Recovery of impaired long-term loans made to customers	276	—
Proceeds from (+), payment of (-) other long-term loans receivable	-3	14
Proceeds from (+), payment of (-) short-term loans receivable	199	182
Capital expenditures	-650	-607
Proceeds from disposal of shares in Group companies, net of disposed cash	—	5
Proceeds from disposal of shares in associated companies	1	18
Proceeds from disposal of businesses	—	95
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	5 058	9 402
Proceeds from sale of current available-for-sale investments	—	247
Proceeds from sale of non-current available-for-sale investments	17	3
Proceeds form sale of fixed assets	29	167
Dividends received	—	1
Net cash from investing activities	1 006	1 844

Cash flow from financing activities
Proceeds from stock option exercises	46	2
Purchase of treasury shares	-3 371	-4 258
Proceeds from long-term borrowings	56	5
Repayment of long-term borrowings	-7	—
Proceeds from (+), payment of (-) short-term borrowings	-137	212
Dividends paid	-1 553	-1 531
Net cash used in financing activities	-4 966	-5 570

Foreign exchange adjustment	-51	183
Net increase (+)/decrease (-) in cash and cash equivalents	467	601
Cash and cash equivalents at beginning of period	3 058	2 457
Cash and cash equivalents at end of period	3 525	3 058

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(audited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Retained earnings (1)	Before minority	Minority interest	Total equity
Balance at December 31, 2004	280	2 366	-2 022	-126	13	13 874	14 385	168	14 553
Tax benefit on stock options exercised		-2					-2	-2
Translation differences				406			406	31	437
Net investment hedge losses				-211			-211	-211
Cash flow hedges, net of tax					-132		-132		-132
Available-for-sale investments, net of tax					-57		-57		-57
Other decrease, net						-55	-55	1	-54
Profit						3 616	3 616	74	3 690
Total recognized income and
expense	—	-2	—	195	-189	3 561	3 565	106	3 671
Stock options exercised		2					2		2
Stock options exercised related to acquisitions		-1					-1		-1
Share-based compensation		79					79		79
Acquisition of treasury shares			-4 268				-4 268		-4 268
Reissuance of treasury shares			10				10		10
Cancellation of treasury shares	-14	14	2 664			-2 664	—		—
Dividend						-1 463	-1 463	-69	-1 532
Total other equity movements	-14	94	-1 594	—	—	-4 127	-5 641	-69	-5 710
Balance at December 31, 2005	266	2 458	-3 616	69	-176	13 308	12 309	205	12 514
Tax benefit on stock options exercised		23					23		23
Excess tax benefit on share-based compensation		14					14		14
Translation differences				-141			-141	-13	-154
Net investment hedge gains, net of tax				38			38		38
Cash flow hedges, net of tax					171		171		171
Available-for-sale investments, net of tax					-9		-9		-9
Other increase, net						-52	-52	-1	-53
Profit						4 306	4 306	60	4 366
Total recognized income and expense	—	37	—	-103	162	4 254	4 350	46	4 396
Stock options exercised		43					43		43
Stock options exercised related to acquisitions		-1					-1		-1
Share-based compensation		219					219		219
Settlement of performance and restricted shares		-69	38				-31		-31
Acquisition of treasury shares			-3 413				-3 413		-3 413
Reissuance of treasury shares			4				4		4
Cancellation of treasury shares	-20	20	4 927			-4 927	—		—
Dividend						-1 512	-1 512	-40	-1 552
Acquisition of minority interests							—	-119	-119
Total other equity movements	-20	212	1 556	—	—	-6 439	-4 691	-159	-4 850
Balance at December 31, 2006	246	2 707	-2 060	-34	-14	11 123	11 968	92	12 060

(1) Opening deferred tax asset and retained earnings have each been increased by EUR 154 million for recognition of certain additional items relating to periods prior to 2002.

COMMITMENTS AND CONTINGENCIES, EUR million

(audited)

	GROUP
	31.12.2006	31.12.2005

Collateral for own commitments
Property under mortgages	18	18
Assets pledged	27	10

Contingent liabilities on behalf of Group companies
Other guarantees	358	276

Contingent liabilities on behalf of other companies
Guarantees for loans	23	—
Other guarantees	2	2

Leasing obligations	665	664

Financing commitments
Customer finance commitments	164	13
Venture fund commitments	208	230

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million (1)

(audited)

	31.12.2006	31.12.2005

Foreign exchange forward contracts (2)	29 859	29 991
Currency options bought (2)	404	284
Currency options sold (2)	193	165
Interest rate swaps and futures	—	50
Cash settled equity options (3)	45	150

(1) Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

(2) Notional amounts include contracts used to hedge the shareholders’ equity of foreign subsidiaries.

(3) Cash settled equity options can be used to hedge risks relating to incentive programs and investment activities.

1 EUR = 1.312 USD

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expected timing, scope and effects of the merger of Nokia’s and Siemens’ communications service provider businesses; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) the impact of changes in government policies, laws or regulations; and 22) satisfaction of the conditions to the merger of Nokia’s and Siemens’ communications service provider businesses, including achievement of agreement between Nokia and Siemens on the results and consequences of a Siemens compliance review, and closing of transaction, and Nokia’s and Siemens’ ability to successfully integrate the operations and employees of their respective businesses; as well as 23) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki – January 25, 2007

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

•  Nokia plans to report Q1 2007 results on April 19, 2007.

•  The Annual General Meeting will be held on May 3, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2007	Nokia Corporation

By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel